                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 (Amendment No.)

                            ORTEC INTERNATIONAL, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    68749B108
                                 (CUSIP Number)

                             Gabriel Kaszovitz, Esq.
               Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP
                              750 Lexington Avenue
                            New York, New York 10022
                                 (212) 888-8200
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                               September 18, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 9 Pages
                               Exhibit Index: None

                                                               PAGE 2 OF 9 PAGES


                                  SCHEDULE 13D
CUSIP NO. 68749B108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JOSEPH STECHLER & COMPANY, INC.

2        Check the Appropriate Box if a Member of a Group*
                                                     a.       / /

                                                     b.       /X/
3        SEC Use Only

4        Source of Funds*

                  00

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  New Jersey

                           7        Sole Voting Power
 Number of                                  949,980
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
  Each
Reporting                  9        Sole Dispositive Power
 Person                                     949,980
  With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            949,980

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       /X/

13       Percent of Class Represented by Amount in Row (11)

                                            19.76%
14       Type of Reporting Person*
                                            CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               PAGE 3 OF 9 PAGES


                                  SCHEDULE 13D
CUSIP NO. 68749B108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JOSEPH STECHLER (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group*
                                                     a.       / /

                                                     b.       /X/
3        SEC Use Only

4        Source of Funds*

                  00

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  1,156,616
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
  Each
Reporting                  9        Sole Dispositive Power
 Person                                     1,156,616
  With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,156,616

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       / /

13       Percent of Class Represented by Amount in Row (11)

                                            23.06%
14       Type of Reporting Person*
                                            IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               PAGE 4 OF 9 PAGES


                  This Statement on Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of Ortec International, Inc. (the "Issuer").

ITEM 1.           SECURITY AND ISSUER.

                  This Statement relates to the Shares. The address of the principal executive office of the Issuer is 3690 Broadway, New York, New York 10032.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being filed by Joseph Stechler & Company, Inc. ("JSC") and by Mr. Joseph Stechler ("Mr. Stechler"). This Statement relates to Shares held for the account of an institutional client (as set forth herein) and Shares, warrants and options held for the account of JSC and Mr. Stechler.

                  JSC is incorporated under the laws of the State of New Jersey. Its principal business is the management of funds of its investment advisory clients, providing equity research to institutional clients, acting as a broker/dealer and investing its own capital. Its principal office and place of business is 15 Engle Street, Englewood, New Jersey 07631.

                  Mr. Stechler's business address is at JSC's office in Englewood, New Jersey, and his principal occupation is president of JSC. Since Mr. Stechler is the sole stockholder of JSC, he is the beneficial owner of all Shares deemed owned by JSC pursuant to regulations promulgated under Section 13(d) of the Act. Mr. Stechler is a director of the Issuer.

                  During the past five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Reporting Persons have been advised that Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), serves, pursuant to contract, as the principal investment manager to Quasar International Partners, C.V., a Netherlands Antilles limited partnership ("Quasar Partners"). SFM LLC, on behalf of Quasar Partners, has granted investment discretion over certain funds to JSC, pursuant to an investment advisory contract between Quasar Partners and JSC (the "JSC Contract"). The Shares reported herein as being held for the account of Quasar Partners, an institutional client of JSC, were acquired at the direction of JSC. A Schedule 13D was filed on September 29, 1997 by SFM LLC, among others, reporting the Shares held by JSC pursuant to the JSC Contract. JSC invested approximately $4,099,496 of the funds of Quasar Partners to purchase the Shares reported herein as being acquired in the last 60 days for the account of Quasar Partners.

                  The Shares held for the account of Quasar Partners may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange

                                                               PAGE 5 OF 9 PAGES


rules, and such firms' credit policies. Such Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

                  Similarly, 597,080 Shares owned directly by JSC (including an aggregate of 136,450 publicly traded warrants entitling JSC to purchase Shares) are held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Such Shares (including publicly traded warrants to purchase Shares) which are held in the margin accounts are pledged as collateral security for the repayment of debt balances in the respective accounts.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons have been advised by SFM LLC that all of the Shares reported herein as having been acquired for or disposed of from the account of Quasar Partners were acquired or disposed of for investment purposes. Similarly, all Shares reported herein as directly owned by the Reporting Persons were acquired and are being held, and may be disposed of, for investment purposes. None among the Reporting Persons nor, to the best of their knowledge, SFM LLC nor Quasar Partners, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

                  JSC and Mr. Stechler reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) JSC may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3) of 949,980 Shares (19.76% of the total number of Shares outstanding assuming the exercise of all warrants held by JSC), which consists of (i) 460,630 Shares, (ii) the 352,900 Shares held for the account of Quasar Partners pursuant to the JSC Contract and (iii) 136,450 Shares which JSC has the right to acquire upon exercise of warrants owned by it. Including such Shares which may be deemed to be beneficially owned by JSC and which JSC has the right to acquire, Mr. Stechler may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3) of 1,156,616 Shares (23.06% of the total number of Shares outstanding assuming the exercise of all warrants and options owned by Mr. Stechler and JSC), which consists of (iv) 460,630 Shares owned by JSC, (v) 352,900 Shares held for the account of Quasar Partners, (vi) 206,636 Shares which Mr. Stechler has the right to acquire upon the exercise of warrants and options owned by him and (vii) 136,450 Shares which JSC has the right to acquire upon the exercise of warrants owned by it.

                                                               PAGE 6 OF 9 PAGES


                  (b) The Shares listed below include the 352,900 Shares held by JSC for the account of Quasar Partners pursuant to the JSC contract:

                                                                                Mr. Stechler
                                                                             (including Shares
                                                                 JSC          reported for JSC)
                                                                 ---          -----------------
                           Sole power to vote
                             or direct the vote:                949,980            1,156,616

                           Sole power to dispose
                             or direct the disposition:         949,980            1,156,616

                  (c) See Annex A-1 and Annex A-2. All transactions there listed were routine brokerage transactions in the over-the-counter market. There have been no transactions within the past 60 days other than those listed in Annex A-1 and Annex A-2. In addition to such transactions, on August 19, 1997 the Issuer granted to Mr. Stechler, for services rendered by him in 1997 as a director of the Issuer, an option to purchase 10,000 Shares.

                  (d) The Reporting Persons have been advised that the partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the 352,900 Shares held by JSC for the account of Quasar Partners, in accordance with their partnership interests in Quasar Partners. The Reporting Partners have the right to receive or direct the receipt of dividends from, or proceeds from the sale of, all Shares deemed beneficially owned by them except the 352,9000 Shares held by JSC for the account of Quasar Partners.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Items 2, 3 and 5 are incorporated by reference in this Item 6.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None.
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                                                               PAGE 7 OF 9 PAGES


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 1, 1997

                                By  /s/ JOSEPH STECHLER
                                    -------------------
                                    JOSEPH STECHLER



                                 JOSEPH STECHLER & COMPANY, INC.



                                 By  /s/ Joseph Stechler
                                     ---------------------------
                                     Joseph Stechler, President

                                                               PAGE 8 OF 9 PAGES


                                    ANNEX A-1

                     RECENT PURCHASES OF THE COMMON STOCK OF
                          ORTEC INTERNATIONAL, INC. FOR
                         THE ACCOUNT OF QUASAR PARTNERS.
                        ALL TRANSACTIONS EFFECTED BY JSC


   DATE OF                        NUMBER OF                      PRICE
TRANSACTION                         SHARES                     PER SHARE
   08/20/97                        66,000                         9.91
   08/21/97                         6,000                        10.18
   08/21/97                        10,000                        10.00
   08/22/97                        11,000                        10.18
   08/25/97                        10,000                        10.12
   08/26/97                         5,000                        10.12
   08/26/97                         5,000                        10.31
   08/26/97                         5,200                        10.37
   08/27/97                        10,000                        10.43
   08/27/97                         1,100                        10.50
   08/28/97                         5,000                        10.25
   08/28/97                           100                        10.50
   08/29/97                           500                        11.81
   08/29/97                        20,000                        11.56
   09/03/97                         5,000                        11.60
   09/04/97                        10,000                        11.75
   09/05/97                        10,000                        11.69
   09/15/97                        10,000                        11.19
   09/16/97                        15,000                        11.58
   09/17/97                         5,000                        12.12
   09/17/97                        15,000                        12.25
   09/18/97                        10,000                        12.03
   09/22/97                         5,000                        12.68
   09/22/97                         5,000                        12.37
   09/23/97                        13,000                        13.13
   09/23/97                        10,000                        13.28
   09/24/97                        10,000                        13.12
   09/25/97                        10,000                        13.06
   09/26/97                        25,000                        13.37
   09/29/97                        15,000                        13.37
   09/29/97                        25,000                        13.65

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                                                               PAGE 9 OF 9 PAGES

                                    ANNEX A-2

                    RECENT PURCHASES OF THE COMMON STOCK AND
                  CLASS A WARRANTS OF ORTEC INTERNATIONAL, INC.
                   FOR THE ACCOUNT OF AND AT THE DIRECTION OF
                        JOSEPH STECHLER AND COMPANY, INC.


                                                                        PRICE PER
  DATE OF                TYPE OF                 NO. OF SHARES        SHARE OR PER
TRANSACTION              SECURITY                OR WARRANTS             WARRANT
07/08/97              Common Stock                   2,500                 8.88
07/15/97              Common Stock                     500                 9.00
07/17/97              Common Stock                     500                 9.00
07/18/97              Common Stock                   1,000                 9.00
07/21/97              Common Stock                     500                 9.00
07/22/97              Common Stock                     500                 9.00
07/23/97              Common Stock                     200                 9.00
07/25/97              Common Stock                   5,000                 8.94
07/28/97              Common Stock                   5,000                 9.00
07/29/97              Common Stock                     200                 9.25
07/29/97              Common Stock                   5,000                 9.00
07/30/97              Common Stock                   3,500                 9.26
07/30/97              Common Stock                     200                 9.50
07/31/97              Common Stock                   1,500                 9.27
08/01/97              Common Stock                     500                 9.55
08/01/97              Common Stock                     100                 9.37
08/01/97              Common Stock                   1,000                 9.50
08/04/97              Common Stock                     200                 9.62
08/04/97              Common Stock                   3,000                 9.38
08/05/97              Common Stock                     100                 9.50
08/08/97              Common Stock                     300                 9.50
08/12/97              Common Stock                     100                 9.87
08/12/97              Common Stock                   2,000                 9.26
08/13/97              Common Stock                   2,000                 9.32
08/15/97              Common Stock                     200                 9.75
08/15/97              Common Stock                     200                 9.75
08/15/97              Common Stock                   2,000                 9.51
08/18/97              Common Stock                     200                 9.87
08/18/97              Common Stock                   1,000                 9.90
08/20/97              Common Stock                   4,000                 9.92
08/25/97              Common Stock                     200                10.25
08/20/97              Class A Warrants              50,000                 1.63
08/28/97              Class A Warrants               7,700                 1.63
09/05/97              Class A Warrants               5,850                 1.63